# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 24, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Emergent BioSolutions Inc.

### File No. 001-33137 - CF#30813

_____

Emergent BioSolutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 10, 2014.

Based on representations by Emergent BioSolutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.26 | through September 29, 2016 |
| Exhibit 10.27 | through September 29, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary